Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three and nine month periods ended March 31, 2012

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three and nine month periods ended March 31, 2012 compared to the three and nine month periods ended March 31, 2011 and covers information up to the date of this MD&A as stated below. This discussion should be read in conjunction with the attached condensed consolidated interim financial statements which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). Prior to July 1, 2011, Kimber had reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with Note 14 “First time adoption of International Financial Reporting Standards (“IFRS”)” in Kimber’s condensed consolidated interim financial statements for the three and nine month periods ended March 31, 2012. All amounts disclosed are in accordance with IFRS unless otherwise stated. This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated May 10, 2012.

Introduction

Kimber’s strategy is to excel as an exploration and development company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s principal asset is the Monterde project, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project towards a production decision.

An independent updated Preliminary Economic Assessment for Monterde, prepared in accordance with the reporting requirements of National Instrument 43-101, was filed on SEDAR on July 25, 2011 and was filed on EDGAR on July 28, 2011.

During the three months ended March 31, 2012, Kimber filed a news release reporting the results of the current drill program. Kimber reported a number of areas of high-grade gold-silver mineralization intercepted at the Carmen and Veta Minitas deposits. Kimber also announced that it is working towards an updated mineral resource estimate for the Carmen deposit to include the results of the 2011 drilling program.

During January 2012, Kimber announced the appointment of James A. Currie, P. Eng. as Chief Operating Officer.

The condensed consolidated interim financial statements for the three and nine months ended March 31, 2012 and 2011 are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Kimber does not generate cash flows from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned.

Kimber has not determined whether any of its properties contain mineral reserves. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable levels of operations. Since inception, Kimber has incurred cumulative losses of $25,615,305 (June 30, 2011; $23,026,234) and incurred a net loss of $2,589,071 for the nine months ended March 31, 2012 (March 31, 2011; $2,176,941). These factors may cast substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Three months ended March 31, 2012

Kimber’s net loss and comprehensive loss for the three months ended March 31, 2012 was $987,341 or $0.01 per common share compared with a net loss and comprehensive loss of $893,431 or $0.01 loss per share for the three months ended March 31, 2011.

During the three months ended March 31, 2012 Kimber incurred exploration and evaluation expenditures of $2,388,753 on its mineral properties which have been capitalized and were focused on the Monterde project, $87,595 was for property acquisition and tax payments and exploration and evaluation expenditures were $2,301,158.

This compares to expenditures during the three months ended March 31, 2011 of $1,619,460 on its mineral properties; $60,443 for property acquisition and tax payments and exploration and evaluation expenditures of $1,559,017.

Exploration and evaluation expenditures on the Monterde project increased in the three months ended March 31, 2012 compared to the three months ended March 31, 2011 mainly due to a drilling program which began in January 2011 and resulted in drilling costs of $1,016,491 this quarter, together with related assay, geological and other costs.

A summary of mineral interests for the current and comparable period is included in the table below:

	Three months	Three months
	ended March	ended March
	31, 2012	31, 2011
Mineral interests
Property acquisition and taxes	$87,595	$60,443
Exploration and evaluation	2,301,158	1,559,017
Total expenditures	$2,388,753	$1,619,460

Exploration and evaluation, by location
Monterde	$2,301,158	$1,559,017
Total expenditures	$2,301,158	$1,559,017

Monterde expenditures included
Assays	$323,751	$93,714
Drilling	1,016,491	414,438
Engineering	199,175	261,490
Field Office	151,848	155,810
Geological, geophysical	216,770	253,435
Supplies	121,808	81,451
Other categories	271,315	298,679
Total Monterde expenditures	$2,301,158	$1,559,017

Monterde expenditures

Drilling costs were $1,016,491 for the three months ended March 31, 2012 compared to $414,438 for the three months ended March 31, 2011. In January 2011, subsequent to the receipt of additional financing, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. Over 49,000 metres of drilling was carried out during 2011 with over 45,000 metres of drilling targeted to expand and upgrade mineral resources and the remainder metallurgical and condemnation drilling. A further 8,000 metres was drilled during the three months ended March 31, 2012 at Carmen and Veta Minitas to expand and upgrade mineral resources.

Assay costs were $323,751 for the three months ended March 31, 2012 compared to $93,714 for the three months ended March 31, 2011. The increase in these costs is a result of the assays associated with the current year’s drill program.

Engineering costs were $199,175 for the three months ended March 31, 2012 compared to $261,490 for the three months ended March 31, 2011. Current costs include fees for updating technical reports progressing towards a revised resource estimate calculation and a pre-feasibility study.

Field office costs were $151,848 during the three months ended March 31, 2012 compared to $155,810 for the three months ended March 31, 2011. Field office costs include personnel costs, communications and other costs to maintain the field office.

Exploration supplies were $121,808 during the three months ended March 31, 2012 compared to $81,451 for the three months ended March 31, 2011. Exploration supplies include the purchase of additional sample core boxes, warehouse supplies, diesel and gasoline. The increase in supplies needed was the result of the increased drilling activity.

Administration costs

Salary and benefit expenses include share based compensation charges. Salary and benefit expenses were $669,989 during the three months ended March 31, 2012 compared to $509,411 for the three months ended March 31, 2011.

•	Salary and benefits costs net of share based compensation charges were $281,139 for the three months ended March 31, 2012 compared to $181,386 for the three months ended March 31, 2011. The increase in costs is attributable to an increase in monthly compensation charges for Kimber’s directors and management.

•	Non-cash share based compensation charges were $388,850 for the three months ended March 31, 2012 compared to $328,025 for the three months ended March 31, 2011. Current period charges were higher than the comparable period because of a charge for options issued during the quarter to two recently hired executives.

Legal, consulting and audit costs were $168,283 for the three months ended March 31, 2012 compared to $103,274 in the comparative period. The increase is primarily attributable to consulting fees paid for the recruitment of Kimber’s Chief Operating Officer and for general corporate activities.

Investor relations and shareholder communications expenses were $44,692 for the three months ended March 31, 2012 compared to $35,592 for the three months ended March 31, 2011. These expenses include fees for conference attendance, news release dissemination and various advertising and shareholder communication activities. The amounts are comparable between quarters.

Office, insurance expense and miscellaneous expenses were $72,944 for the three months ended March 31, 2012 compared to $55,632 for the three months ended March 31, 2011. The main component of these costs related to business insurance. Insurance costs included in the above total were $30,652 for the three months ended March 31, 2012 compared to $27,334 for the three months ended March 31, 2011. The increase in the expense included increased costs to upgrade Kimber’s information technology system.

Transfer and filing fees were $35,208 for the three months ended March 31, 2012 compared to $41,613 for the three months ended March 31, 2011. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and NYSE Amex stock exchanges.

General exploration costs were $51,677 for the three months ended March 31, 2012 compared to $28,487 for the three months ended March 31, 2011. These costs include expenditures incurred on the Pericones and Setago properties which are no longer being capitalized and have been incurred to maintain the Pericones and Setago land rights. The increase is attributable to an increase in the concession fees required to maintain the land rights.

Kimber recorded a gain from foreign exchange of $123,272 during the three months ended March 31, 2012 compared to a loss of $75,779 in the three months ended March 31, 2011. The gain primarily originates from monetary assets held in Mexico during the year that have increased in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Nine months ended March 31, 2012

Kimber’s net loss and comprehensive loss for the nine months ended March 31, 2012 was $2,589,071 or $0.03 per common share compared with a net loss and comprehensive loss of $2,176,941 or $0.03 loss per share for the nine months ended March 31, 2011.

During the nine months ended March 31, 2012, Kimber incurred expenditures of $9,025,120 on its mineral properties which have been capitalized, $142,813 for property acquisition and tax payments and exploration and evaluation expenditures of $8,882,307. Exploration and evaluation activity during the nine months ended March 31, 2012 was focused on the Monterde project.

This compares to expenditures during the nine months ended March 31, 2011 of $2,964,596 on its mineral properties; $103,726 for property acquisition and tax payments and exploration and evaluation expenditures of $2,860,870.

Exploration and evaluation expenditures on the Monterde project increased in the nine months ended March 31, 2012 compared to the nine months ended March 31, 2011 due to a drilling program which started in January 2011 and resulted in drilling costs of $4,621,852 this period, together with related assay, geological and other costs.

A summary of mineral interests for the current and comparable period is included in the table below:

	Nine months	Nine months
	ended March	ended March
	31, 2012	31, 2011
Mineral interests
Property acquisition and taxes	$142,813	$103,726
Exploration and evaluation	8,882,307	2,860,870
Total expenditures	$9,025,120	$2,964,596

Exploration and evaluation, by location
Monterde	$8,882,307	$2,860,870
Total expenditures	$8,882,307	$2,860,870

Monterde expenditures included
Assays	$1,229,336	$150,560
Drilling	4,621,852	414,438
Engineering	600,945	458,602
Field Office	534,595	381,269

Geological, geophysical	746,343	741,269
Supplies	324,616	193,641
Other categories	824,620	521,091
Total Monterde expenditures	$8,882,307	$2,860,870

Monterde expenditures

Drilling costs were $4,621,852 for the nine months ended March 31, 2012 compared to $414,438 for the nine months ended March 31, 2011. In January 2011, subsequent to the receipt of additional financing, Kimber announced a significant drill program at Monterde. The drill program was designed to expand and upgrade mineral resources at the Carmen and Veta Minitas deposits, to drill test new exploration targets and to gain drill samples for metallurgical and condemnation purposes. Over 49,000 metres of drilling was carried out during 2011 with over 45,000 metres of drilling targeted to expand and upgrade mineral resources and the remainder planned for metallurgical and condemnation drilling. A further 8,000 metres was drilled during the three months ended March 31, 2012 at Carmen and Veta Minitas to expand and upgrade mineral resources.

Assay costs were $1,229,336 for the nine months ended March 31, 2012 compared to $150,560 for the nine months ended March 31, 2011. The increase in these costs is a result of the assays associated with the current year’s drill program.

Engineering costs increased for the nine months ended March 31, 2012 as a result of the updated technical reports, including an updated resource estimate, environmental and hydrology studies and prefeasibility studies. A Chief Operating Officer was recruited during the quarter and salary costs are included in this category.

Field office costs increased during the nine months ended March 31, 2012 as a result of extra costs associated with the drilling program. Field office costs include personnel costs, communications and other costs to maintain the field office.

Exploration supplies were $324,616 during the nine months ended March 31, 2012 compared to $193,641 for the nine months ended March 31, 2011. Exploration supplies include the purchase of sample core boxes, warehouse supplies, diesel and gasoline, and the increase is the result of the increased drilling activity.

Administration costs

Salary and benefit expenses include share based compensation charges. Salary and benefit expenses were $1,397,821 during the nine months ended March 31, 2012 compared to $1,062,112 for the nine months ended March 31, 2011.

•	Salary and benefits expenses net of share based compensation charges were $731,770 for the nine months ended March 31, 2012 compared to $543,581 for the nine months ended March 31, 2011. The increase in costs is attributable to an increase in administration salaries and bonuses and an increase in director fees.

•	Non-cash share based compensation charges were $666,051 for the nine months ended March 31, 2012 compared to $518,531 for the nine months ended March 31, 2011. Current period charges were higher than the comparable period because of charges for options issued to a new director appointed in November 2011, and for options issued in January 2012 to two recently appointed senior executives.

Legal, consulting and audit costs were $455,325 for the nine months ended March 31, 2012 compared to $358,079 in the comparative period. The increase in costs was largely attributable to additional consulting work relating to general advisory activities.

Investor relations and shareholder communications expenses were $160,237 for the nine months ended March 31, 2012 compared to $112,013 for the nine months ended March 31, 2011. The increase for the current period was attributable to an increase in activity, including the production and airing of a company video clip, increased online advertising and news release preparation and dissemination.

Office, insurance and miscellaneous expenses were $193,783 for the nine months ended March 31, 2012 compared to $181,433 for the nine months ended March 31, 2011. The main component of these costs related to business insurance. Insurance costs included in the above total were $87,020 for the nine months ended March 31, 2012 compared to $96,257 for the nine months ended March 31, 2011. The decrease in insurance costs was due primarily to a reduction in the annual premium for director’s and officer’s liability insurance.

Transfer and filing fees were $101,417 for the nine months ended March 31, 2012 compared to $115,489 for the nine months ended March 31, 2011. Transfer and filing fees includes fees paid to Kimber’s transfer agent and annual listing fees paid to the Toronto and NYSE Amex stock exchanges. The amounts are comparable between both periods.

General exploration costs were $93,648 for the nine months ended March 31, 2012 compared to $62,063 for the nine months ended March 31, 2011. These costs include expenditures incurred on the Pericones and Setago properties during the periods which are no longer being capitalized in addition to costs associated with maintaining land rights to these properties. The increase is attributable to an increase in the concession fees required to maintain the land rights.

Kimber recorded a loss from foreign exchange of $26,212 during the nine months ended March 31, 2012 compared to a loss of $128,196 in the nine months ended March 31, 2011. The loss originates primarily from monetary assets held in Mexico during the year that have depreciated in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results June 30, 2010 to March 31, 2012

	Q3	Q2	Q1	Q4
	Mar 31/12	Dec 31/11	Sep30/11	Jun30/11
Interest income	$9,751	$17,693	$30,262	$15,883
Net loss and comprehensive loss	$(987,341)	$(843,543)	$(758,187)	$(790,470)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Q3	Q2	Q1	Q4(1)
	Mar31/11	Dec31/10	Sep30/10	Jun30/10
Interest income	$18,980	$3,415	$2,088	$1,037
Net loss and comprehensive loss	$(893,431)	$(636,504)	$(647,006)	$(1,998,619)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.03)

(1)	The quarters for the periods prior to July 1, 2010 are reported in accordance with Canadian GAAP.

The loss of $1,998,619 for the quarter ended June 30, 2010 includes a charge of $1,245,170 incurred to write down Pericones expenditures previously capitalized, and $74,073 for general exploration costs.

The loss of $1,048,227 for the quarter ended March 31, 2011 includes a charge of $124,363 incurred to write down Setago expenditures previously capitalized and $73,096 for general exploration costs.

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in expenditures are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (currently low-risk Canadian government treasury bills) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At March 31, 2012, Kimber had working capital of $4,311,611 (June 30, 2011; $7,692,715). Kimber has no long-term debt or long-term obligations. The change in working capital for the nine months ended March 31, 2012 is primarily the result of an decrease in cash of $5,445,663 to $2,955,766 (June 30, 2011; $8,401,429) an increase in trade and other receivables to $2,070,086 from $1,078,794 and a decrease in trade and other payables to $887,487 from $1,915,016 at June 30, 2011. The increase in trade and other receivables is the result of an increased amount of Mexican value added tax (“IVA”) receivable due to higher expenditures incurred in Mexico. The decrease in trade and other payments is the result of payment of outstanding drilling and other associated costs.

Cash Flows

Kimber has generated cash inflows from selling its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that future financings will not be possible and that options and warrants may not be exercised if Kimber’s share price falls below the exercise price.

Trade and other receivables were $2,070,086 at March 31, 2012 compared to $1,078,794 at June 30, 2011. The increase was due to a greater amount of IVA (value added tax) receivable from the Government of Mexico. Amounts receivables for IVA, which is currently charged at 16% of expenditures in Mexico, was $2,012,283 at March 31, 2012 compared to $1,009,003 as at June 30, 2011. The amount of IVA receivable has increased because of the increase in costs incurred in Mexico associated with the drilling program.

Kimber continues to experience delay in obtaining IVA refunds. During the nine months ended March 31, 2012, Kimber paid out IVA totalling $1,125,291 and received refunds totalling $226,758. The amount of IVA paid out is attributable to the increase in costs incurred in Mexico associated with the drilling program.

As at March 31, 2012, IVA receivable of $220,414 (June 30, 2011; $180,910) has been outstanding for more than one year. All other trade and other receivables are aged within one year. At the date of this MD&A, management believes that the full amount of the IVA is recoverable. On May 8, 2012 Kimber received an IVA refund of $408,252.

Prepaid expenses were $173,246 at March 31, 2012 compared to $127,508 at June 30, 2011. Prepaid expenses include amounts for annual insurance premiums, annual stock exchange listing fees, annual software licensing fees and prepaid Mexican corporation taxes. Prepaid expenses increased as a result of an increase in prepaid conference fees and prepaid Mexican corporation taxes.

Kimber made equipment purchases of $131,480 during the nine months ended March 31, 2012 compared to $99,911 for the nine months ended March 31, 2011. The main component of the current additions was for additional camp equipment in Mexico ($60,034).

Property acquisition costs of $142,813 were incurred for semi-annual concession taxes during the nine months ended March 31, 2012. For the nine months ended March 31, 2011, property acquisition costs totaled $103,726.

Share capital increased cash inflows during the nine months ended March 31, 2012, by an aggregate of $7,612,519. Of this total $8,096,000 was received through the issuance of 5,060,000 common shares issued by a bought deal private placement at a cost of $1.60 per share, $167,114 received from 211,101 shares issued on exercise of stock options, $6,750 received from 3,750 shares issued on the exercise of warrants, offset by share issuance costs of $655,867 in relation to the bought deal private placement.

Financings

On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

During the nine months ended March 31, 2012, stock options were exercised for proceeds of $167,114 (March 31, 2011; $34,125) and warrants were exercised for proceeds of $6,750 (March 31, 2011; $nil).

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises in Vancouver under an operating lease which expires on December 31, 2012. At March 31, 2012, the Company is obligated to make $29,480 in basic rental payments under the lease for the three months ended June 30, 2012 and $62,235 for the six months ended December 31, 2012. In addition Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at April 30, 2012 Kimber had cash and Canadian government treasury bills totaling approximately $2,000,000.

Management reviews cash expenditures on an ongoing basis, and may be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Current market conditions could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the period.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at March 31, 2012, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

Kimber has announced results from the ongoing drilling program at Monterde in a number of news releases throughout the period.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource.

Monterde – Carotare
The Carotare zone of mineralization is located two kilometres west of the Carmen Deposit.

Monterde – Preliminary Economic Assessment
An updated Preliminary Economic Assessment prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber, was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011.

Kimber holds mineral rights to the Pericones property in the State of Estado de Mexico, Mexico and holds mineral rights to the Setago property in the State of Chihuahua, Mexico. All expenditures on these two properties have been written off or expensed previously.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of James A. Currie, Chief Operating Officer of Kimber, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings are held and first aid instruction is provided. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the nine months ended March 31, 2012.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Capital Management

The capital structure of Kimber consists of equity attributable to common shareholders comprising issued capital, share option reserve, warrant reserve and deficit. Total capital as at March 31, 2012 was $62,771,904 (June 30, 2011; $57,080,927). Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

Fair value of Financial Instruments

Kimber has designated its cash and cash equivalents and trade and other receivables as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk.

Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Financial Risk Exposure and Risk Management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and trade and other receivables. The maximum risk exposure is limited to their carrying amounts at the statement of financial position date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber periodically assesses the quality of its deposits.

Trade and other receivables consist primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its trade and other receivables.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber’s goal is to ensure that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At March 31, 2012
Trade and other payables	$670,558	$216,929	$887,487

At June 30, 2011
Trade and other payables	$1,631,757	$283,259	$1,915,016

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and evaluation and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority (2012; 63%, 2011; 69%) of Kimber’s net monetary assets are held in Canadian dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	March 31,
	2012	2011
Change in Loss
United States dollars	$10,305	$178,035
Mexican pesos	$89,529	$2,283

The major components of Kimber’s net monetary assets held in foreign currency were IVA receivable held in Mexican pesos at March 31, 2012 and cash held in US$ at March 31, 2011.

At March 31, 2012, $2.017 million of Kimber’s monetary assets (IVA receivable) were held in Mexican pesos. This amount was translated to Canadian dollars at the quarter end closing rate.

At the comparable period March 31, 2011, $3.566 million of Kimber’s monetary assets (cash and cash equivalents) was held in US dollars. This amount was translated to Canadian dollars at the quarter end closing rate.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at March 31, 2012.

First time adoption of IFRS

Kimber adopted IFRS on July 1, 2011 with a transition date of July 1, 2010. The condensed consolidated interim financial statements for the three and nine months ended March 31, 2012 are the Company’s third IFRS interim consolidated financial statements for part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ending June 30, 2012 and the accounting policies used reflect those policies the Company expects to adopt in its financial statements for the year ending June 30, 2012.

Critical accounting policies and estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 3 to the condensed consolidated interim financial statements for the nine months ended March 31, 2012.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, share-based compensation, impairment of mineral interests and amortization. Actual results could differ from those estimates.

Mineral Interests

Mineral interest acquisition costs, exploration, evaluation and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral interests on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the interests. Management’s assessment of the mineral interest’s fair value is also based upon a review of other mineral interest transactions that have occurred in the same geographic area as that of the interests under review. Administration costs and other exploration costs that do not relate to a specific mineral interest are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral interests. Interests acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber would be netted against the deferred costs of the related mineral interests, with any excess being included in operations. No option payments were received during the nine months ended March 31, 2012 and year ended June 30, 2011.

Internal Control Over Financial Reporting

Kimber’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 of the Canadian Securities Administrators and as defined in the US Securities Exchange Act of 1934.

Kimber’s ICFR includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Kimber’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of Kimber’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Kimber’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, due to fraud or collusion or that the degree of compliance with the policies or procedures may deteriorate.

For the three and nine months ended March 31, 2012, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Kimber’s financial statements prepared in accordance with IFRS. Kimber’s management designed ICFR using the Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There has been no change in ICFR during the three months ended March 31, 2012 that has materially affected, or is reasonably likely to materially effect, the Company’s ICFR.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining for Kimber disclosure controls and procedures (“DC&P”) as those terms are defined in National Instrument 52-109 Certification of Disclosures in the Issuer’s Annual and Interim Filings and as defined in the US Securities Exchange Act of 1934.

For the three months ended March 31, 2012, the Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, DC&P to provide reasonable assurance that material information relating to Kimber is made known to them by others and that information required to be disclosed by the issuer under their supervision in its annual filings, interim filings and other reports filed or submitted by Kimber under securities legislation is recorded, processed, summarized and reported within time periods specified in securities legislation.

Outstanding Share Data

Kimber has one class of shares at March 31, 2012 and at May 10, 2012. At March 31, 2012 Kimber had 82,459,937 shares issued and 94,154,702 outstanding on a fully diluted basis.

Kimber has a stock option plan and at March 31, 2012 there were 6,621,965 options to purchase shares outstanding. Of the 6,621,965 options to purchase shares granted to employees, directors and consultants, options to purchase 5,008,631 shares had vested. On April 12, 2012, 400,000 options granted on April 12, 2007 with a strike price of $1.95, expired. All 400,000 options had vested.

Kimber had 5,072,800 warrants to purchase shares outstanding as at March 31, 2012. Out of this total 4,528,750 warrants with an exercise price of $1.80 expire on December 23, 2012 and 544,050 warrants with an exercise price of $1.40 expire on December 23, 2012.

On February 10, 2012 the Company granted 1,045,000 options to directors, officers and staff and 20,000 options to certain consultants of the Company at an exercise price of C$1.19, the closing price on the TSX on the day preceding the date of the grant. In addition on January 10, 2012 650,000 options were granted to two new officers of the company at an exercise price of $1.03.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, such statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to the financial statements and in the Form 20-F.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete, but not exhaustive, list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F (our Annual Information Form), along with other risks and uncertainties.

Industry Risks

•	Mineral resource exploration and development is a high risk, speculative business.
•	Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.
•	Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.
•	Exploration activities are subject to geologic uncertainty and inherent variability.
•	The quantification of mineral resources is based on estimates and is subject to great uncertainty.
•	The current events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.
•	Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

•	Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.
•	Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.
•	If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.
•	If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.
•	Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.
•	Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

•	Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.
•	Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.
•	Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.
•	Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.
•	Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.
•	The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.
•	Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.
•	Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.
•	Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
•	Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.
•	Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.
•	Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.
•	Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.
•	Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.
•	A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,”

“resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.